02041766

CONFORMED COPY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a - 16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

P.E.
5-30-02

FOR THE PERIOD FROM 1 MAY 2002 TO 30 MAY 2002

IMPERIAL CHEMICAL INDUSTRIES PLC

20 MANCHESTER SQUARE, LONDON, W1U 3AN, ENGLAND

INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F

FORM 20-F ___X___ FORM 40-F _______

INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

YES _______ NO ___X___

IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b)): 82-_______________.

Company	Imperial Chemical Industries PLC
TIDM	ICI .
Headline	1st Quarter Results
Released	07:00 2 May 2002
Number	4025V

IMPERIAL CHEMICAL INDUSTRIES PLC

Group Results (Unaudited) FIRST QUARTER 2002

				First Quarter	
				2002 £m	2001 £m
Turnover – International Businesses†				1,346	1,393
– Group				1,474	1,640
EBITDA – International Businesses				167	170
– Group				165	179
Trading Profit* – International Businesses				123	127
– Group				114	127
Profit before tax*				66	85
Net profit*				45	53
EPS*				5.0p	6.1p

- COMPARABLE SALES FOR THE INTERNATIONAL BUSINESSES 3% LOWER, WITH STRONG GROWTH IN ASIA OFFSET BY EUROPE AND THE AMERICAS
- COMPARABLE TRADING PROFITS FOR THE INTERNATIONAL BUSINESSES 2% LOWER:

- ANOTHER STRONG PERFORMANCE IN PAINTS (+6%)
- SECOND CONSECUTIVE QUARTER OF GROWTH IN NATIONAL STARCH (+2%)

• QUEST IN LINE WITH 2001
• DIFFICULT QUARTER FOR PERFORMANCE SPECIALTIES (-32%)

• GROUP PROFIT BEFORE TAX £66M - £19M LOWER THAN 2001, LARGELY DUE TO REDUCED ASSOCIATE PROFITS
• NET DEBT DOWN TO £2.4BN FOLLOWING SUCCESSFUL COMPLETION OF THE RIGHTS ISSUE

*Profit and EPS figures are quoted before goodwill amortisation and exceptional items, 2001 has been restated for the effects of the Rights Issue and FRS 19.

† International businesses comprise National Starch, Quest, Performance Specialties and Paints; performance variances are quoted on a comparable basis. Further details are given on page 4.

CHAIRMAN'S COMMENTS

Trading

The challenging trading conditions seen throughout 2001 continued in the first quarter, although performance improved as the quarter progressed. Comparable sales for the International Businesses were 3% lower overall, with 5% growth in Asia offset by lower sales in other regions.

Gross margin percentages improved, however, and the business continued to benefit from tight fixed cost control and the initial impacts of the major restructuring initiatives announced with last year's 3rd quarter results. Consequently, fixed costs were below last year's levels and trading margins were maintained for the International Businesses at 9.1%.

International Business' comparable trading profit was 2% lower, with increases from Paints and National Starch largely offsetting a shortfall in Uniqema. Quest had a good quarter, with profits in line with the strong start to last year.

The Regional and Industrial businesses recorded a loss of £9m against a breakeven result in 2001, with difficult trading conditions persisting in Argentina and for the PTA business in Pakistan.

Net interest was £12m lower than in 2001, reflecting the benefit of lower interest rates, but profit before tax of £66m was £19m lower, due to an £18m reduction in income from associates - largely the result of continued difficult trading conditions for Huntsman International.

Earnings per share for the quarter were 5.0p.

Divestments

Following our earlier announcement, the Synetix divestment process is now underway.

Cash Flow

The first quarter cash outflow before financing of £247m reflected normal seasonal working capital increases and, in comparison with 2001, the absence of significant divestment proceeds. However, the proceeds from the successful Rights Issue reduced net debt to £2.4bn at the end of the quarter, in line with our expectations.

Outlook

Although we remain uncertain about the timing of widespread economic recovery, we are encouraged by the trend in the performance of ICI's International Businesses seen during the first quarter. Consequently, and given the actions we are taking in our markets and on our cost and capital effectiveness, prospects for the year remain satisfactory.

GROUP FINANCIAL REVIEW

				First Quarter	
				2002 **£m**	**2001** **£m**
Turnover					
International Businesses				1,346	1,393
Regional and Industrial				137	256
Eliminations				(9)	(9)
Total Group				1,474	1,640
Profit (before goodwill and exceptional items)					
International Businesses				123	127
Regional and Industrial				(9)	0
Total Group trading profit				114	127
Income from associates (net of interest)				(13)	5
Net interest for the Group				(35)	(47)
Profit before tax				66	85
Taxation*				(19)	(26)
Attributable to minorities				(2)	(6)
Net profit for the period				45	53
Earnings per £1 ordinary share*				5.0p	6.1p
Key ratios					

Trading margin (International Businesses) - %				9.1	9.1
Trading margin (ICI Group) - %				7.7	7.7
Interest cover - times				2.9	2.8
Effective tax rate - % (comparative full year rate)*				29	31
Summary Cash flow					
Cashflow before financing				(247)	(111)
Non cash movement on foreign currency translation				(49)	(77)
Net proceeds of rights issue				807	-
Closing net debt				2,406	2,987

* 2001 has been restated for the effects of the Rights Issue and FRS 19

OPERATIONAL REVIEW

The key headline numbers on pages 4 through 6 of this Press Release are quoted before accounting for goodwill amortisation and exceptional items. Unless otherwise stated, the commentary for National Starch, Quest, Performance Specialties and Paints, refers to performance measured on a comparable basis excluding the effect of currency translation differences and the impact of acquisitions and divestments.

National Starch

	First Quarter			
	2002	**2001**	**Reported**	**Comparabl**
	£m	**£m**	**%**	**%**
Sales	454	470	(3)	(3)
EBITDA	73	70	4	3
Trading Profit	55	53	4	2

National Starch delivered its second consecutive quarter of profit growth, with comparable trading profit 2% ahead and trading margins up to 12.1%.

Strong sales growth in Asia was offset by lower sales in Europe and in North America where market conditions remained depressed, and overall sales were 3% lower.

However, improvements in gross margin percentages and a continued focus on tight fixed cost management drove the profit increase.

In **Adhesives**, sales were 4% lower despite a very strong start to the year in Asia, particularly in China. Sales were also slightly down in **Specialty Synthetic Polymers**, where good growth in Personal Care was offset by a shortfall in Emulsions in Europe. Both divisions, however, delivered profit growth through a combination of gross margin percentage improvements and ongoing cost saving activities.

Starch sales were slightly ahead of prior year, but margins were reduced by higher raw material costs and profits were lower.

The performance of **Electronics and Engineering Materials** improved as the quarter progressed, and a pick up in the semiconductor market was evident in the sales performance of Ablestik. Nevertheless, whilst the quarterly sales trend improved, sales were 9% below a strong first quarter last year, and profits were consequently lower.

Quest

	First Quarter			
	2002	**2001**	**Reported**	**Comparabl**
	£m	**£m**	**%**	**%**
Sales	183	186	(2)	(1)
EBITDA	34	33	3	-
Trading Profit	29	29	-	-

Quest's overall performance was essentially in line with the strong first quarter of 2001.

Fragrance sales were 5% lower. Growth in Personal Care and Oral Care were offset by lower sales in Fabrics, Household and, particularly, in Fine Fragrances, where market conditions continued to be tough. Gross margin percentages improved for the quarter, but trading profits were lower.

In **Food**, sales were 2% ahead with strong progress in Flavours. Growth in Asia, North and Latin America more than compensated for a small decline in Europe. Sales growth and mix improvement both contributed to a good quarter of profit growth.

Performance Specialties

	First Quarter			
	2002	2001	Reported	Comparabl
	£m	£m	%	%
Sales	200	219	(9)	(8)
EBITDA	22	29	(24)	(24)
Trading Profit	14	21	(33)	(32)

Performance Specialties had a difficult first quarter with sales and profit down 8% and 32% respectively.

Uniqema sales and profits were ahead of both Q3 and Q4 2001, but sales were 10% below a very strong Q1 2001, and trading profit was therefore well down. Glycerine prices were broadly in line with Q4 2001, but were well below Q1 2001 levels, accounting for £3m of the profit shortfall. The balance of the shortfall was largely attributable to lower sales to industrial markets.

Synetix sales were marginally ahead of prior year, with a strong quarter in the Oil & Gas segments offsetting lower sales in the Polymer, Chemicals and Edible Oil areas. Gross margin percentages improved, resulting in good trading profit growth for the quarter.

- 6 -

Paints

	First Quarter			
	2002	2001	Reported	Comparabl
	£m	£m	%	%
Sales	509	518	(2)	(2)
EBITDA	38	38	-	4
Trading Profit	25	24	4	6

Paints made a good start to 2002, with trading profit 6% ahead for the quarter. Sales were 2% lower in total. However, excluding Latin America, where economic difficulties persisted, sales were ahead.

In **Europe** sales were 2% ahead of 2001, with strong performances in UK, Holland and

Poland, and **Asia** delivered another quarter of double-digit growth with sales up 11%. Excellent progress was made in China.

In **North America**, growth continued in the US consumer business but was offset by a reduction in US stores, reflecting closures of loss-making stores as part of the restructuring programme. North American sales were consequently 1% lower overall. Sales in the **Packaging** business were 4% below the strong first quarter of 2001.

Latin America was impacted by difficult trading conditions in Argentina and the dramatic devaluation of the Peso. Overall sales were down 31% in US dollar terms and, despite continuing tight fixed cost control, profits were well down.

Regional and Industrial

		First Quarter		
		2002	2001	Reporte
		£m	£m	%
Sales		137	256	(46)
EBITDA		(2)	9	(122)
Trading Profit		(9)	-	

Excluding nil margin sales and divested businesses, sales in the regional businesses were 8% below 2001, mainly due to the economic difficulties in Argentina. Nil margin sales of £50m were significantly below the £102m recorded last year. 2001 also included sales and profits from the tolling agreement with Methanex, which ended in April 2001.

A trading loss of £9m was recorded, with losses in the PTA business in Pakistan and in Argentina. 2001 benefited from the profit contribution of a number of small businesses divested last year, as well as profits from the Methanex agreement.

Exceptional Items

Exceptional items for the first quarter (and the year to date) were as follows: -

			First Quarter	
			2002 £m	2001 £m
Profit/(loss) on sale or closure of operations			5	(9)
Fundamental reorganisation			-	-
Profit/(loss) on disposal of fixed assets			2	-
Exceptional items before tax and minority interests			7	(9)
Taxation			(1)	(11)
Minority interests			(3)	-
Exceptional items after tax and minority interests			3	(20)

Exceptional items for the quarter amounted to £7m, being the gains on sale of the Pharmaceuticals business in India and the sale of land.

In 2001, the loss on the sale of the Eutech business was partially offset by gains on the disposals of the remaining Polyurethanes businesses in Japan and India.

FURTHER INFORMATION

Access will be available live by telephone and over the internet to the results presentation to investment analysts at 9am BST. Participants can see the presentation by going to ICI's website, www.ici.com, and hear the presentation by dialling +44 (0) 20 8240 8241. A recorded version of the conference will also be available later in the day from the Investor Relations section of the website.

The Annual General Meeting of the Company will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1, on Tuesday, 28 May 2002 at 11:00 am.

FRS 19 RESTATEMENT

The Group has applied the provisions of FRS 19 for the year ending 31 December 2002. The application has led to the restatement of prior period balance sheets (31 December 2000 £(33)m, 31 March 2001 £(49)m and 31 December 2001 £(81)m) and prior period profit and loss accounts (three months ended 31 March 2001 £(12)m).

EARNINGS PER ORDINARY SHARE

On 4 February 2002, the Company announced a rights issue and, following approval of the required resolutions at the subsequent Extraordinary General Meeting, 463,191,802 new ordinary shares were issued at 180p per share on the basis of seven new ordinary shares for every eleven existing ordinary shares. At the end of the quarter there were approximately 1,191m shares in issue including 10m held by the Group's employee share plans.

The actual cum rights price on the 25 February 2002, the last day of quotation cum rights, was 319p per share and the theoretical ex rights price for an ordinary share was therefore 265p per share. Earnings per ordinary share for Q1 2002 are calculated by dividing the profit after tax before exceptional items and goodwill amortisation by 907 million ordinary shares, being the weighted average number of shares in issue (less shares held by the Group's employee share plans and adjusted for the rights issue from the day consideration was receivable - 21 March 2002) during the period. The comparative earnings per share are shown after applying the factor 265/319 to the published figures for 2001 in order to adjust for the bonus element in the rights issue in accordance with FRS 14 Earnings per Share and after restating for the application of FRS19 Deferred Taxation described above.

Next Announcement

Trading results for the second quarter of 2002 will be announced on 1 August 2002.

Imperial Chemical Industries PLC

ICI Group Headquarters

20 Manchester Square

London W1U 3AN

2 May 2002

Attachments

Appendix I Group Profit and Loss Account

Appendix II Segment Information - Turnover

Appendix III Segment Information - Trading Profit before Exceptional Items

Appendix IV UK GAAP to US GAAP net income reconciliation

APPENDIX I

IMPERIAL CHEMICAL INDUSTRIES PLC

GROUP PROFIT AND LOSS ACCOUNT

FIRST QUARTER 2002

The unaudited trading results of the Group for the first quarter 2002, are set out below, with comparative restated figures for 2001 set out on the following page:

	First Quarter 2002			
	Continuing Operations		Discontinued	To
	Before Exceptional Items £m	Exceptional Items £m	Operations £m	£
Turnover	1,474		-	1,474
Trading profit (loss)	105	-	-	105
(after deducting goodwill amortisation)	*(9)*	-	-	*(9)*
Income from associates	3	-	-	3
Profit (loss) on sale of operations		5	-	5
Fundamental reorganisation costs		-	-	-
Profits (losses) on disposal of fixed assets		2	-	2
Profit (loss) on ordinary activities before interest	108	7	-	115
Net interest payable - Group - Associates	(35) (16)	- -	- -	(35) (16)
Profit (loss) on ordinary activities before taxation	57	7	-	64

Taxation	(19)	(1)	-	(20)
Attributable to minorities	(2)	(3)	-	(5)
Net profit (loss) for the quarter	36	3	-	39
Profit before goodwill amortisation, taxation and exceptionals	66		-	66
Profit (loss) before taxation and exceptionals	57		-	57
Net Profit (loss) before exceptionals	36		-	36
Earnings (loss) per £1 Ordinary Share:				
- before goodwill amortisation and exceptionals				5.0p
- before exceptionals				4.0p
- after exceptionals				4.3p
Weighted average number of shares				907m

APPENDIX I (Cont'd)

IMPERIAL CHEMICAL INDUSTRIES PLC

GROUP PROFIT AND LOSS ACCOUNT

FIRST QUARTER COMPARATIVES FOR 2001 (AS RESTATED)

	First Quarter 2001 (as restated)			
	Continuing Operations		**Discontinued**	**To**
	Before Exceptional Items £m	**Exceptional Items £m**	**Operations £m**	**£**
Turnover	1,640		-	1,64
Trading profit (loss)	118	-	-	118
(after deducting goodwill amortisation)	*(9)*	-	-	*(9)*
Income from associates	22	-	-	22
Profit (loss) on sale of operations		(15)	6	(9)
Fundamental reorganisation costs		-	-	-
Profits (losses) on disposal of fixed assets		-	-	-
Profit (loss) on ordinary activities before interest	140	(15)	6	131
Net interest payable - Group	(47)	-	-	(47)
- Associates	(17)	-	-	(17)
Profit (loss) on ordinary activities before taxation	76	(15)	6	67
Taxation	(26)	6	(17)	(37)

Attributable to minorities	(6)	-	-	(6)
Net profit (loss) for the quarter	44	(9)	(11)	24
Profit before goodwill amortisation, taxation and exceptionals	85		-	85
Profit (loss) before taxation and exceptionals	76		-	76
Net Profit (loss) before exceptionals	44		-	44
Earnings (loss) per £1 Ordinary Share:				
- before goodwill amortisation and exceptionals				6.1p
- before exceptionals				5.1p
- after exceptionals				2.8p
Weighted average number of shares				869m

APPENDIX II

IMPERIAL CHEMICAL INDUSTRIES PLC

SEGMENT INFORMATION

TURNOVER

			First Quarter	
			2002 **£m**	**2001** **£m**
National Starch			454	470
Quest			183	186
Performance Specialties			200	219
Paints			509	518
International Businesses			1,346	1,393
Regional and Industrial			137	256
Inter-class eliminations			(9)	(9)
Total Group External Sales			1,474	1,640

APPENDIX III

IMPERIAL CHEMICAL INDUSTRIES PLC

SEGMENT INFORMATION

TRADING PROFIT BEFORE EXCEPTIONAL ITEMS

BEFORE GOODWILL AMORTISATION			First Quarter	
			2002 £m	200
National Starch			55	53
Quest			29	29
Performance Specialties			14	21
Paints			25	24
International Businesses			123	127
Regional and Industrial			(9)	-
Total Group Trading Profit			114	127

AFTER GOODWILL AMORTISATION			First Quarter	
			2002 £m	200
National Starch			50	48
Quest			29	29
Performance Specialties			14	21
Paints			21	20
International Businesses			114	118
Regional and Industrial			(9)	-
Total Group Trading Profit			105	118

APPENDIX IV

IMPERIAL CHEMICAL INDUSTRIES PLC

RECONCILIATION BETWEEN UK AND US GAAP

The results of the ICI Group are prepared in accordance with UK GAAP. UK GAAP differs in certain respects from US GAAP. Net income calculated in accordance with US GAAP is set out below. Note 43 to the financial statements describes the significant differences between UK GAAP and US GAAP affecting the ICI Group. Under US GAAP, net income for the first quarter 2002 was a profit of £31m (2001: loss of £1m) compared with a net income of £39m (2001 £24m) under UK GAAP. These differences primarily result from the differing accounting treatment of purchase accounting adjustments (including the treatment of goodwill), disposal accounting, capitalisation of interest, pensions, foreign exchange, deferred tax, derivative instruments and hedging activities and restructuring costs. SFAS 142, Goodwill and Intangible Assets is effective for 2002. SFAS 142 eliminates the current requirement to amortise goodwill and indefinite lived intangible assets, addresses the amortisation of intangible assets with a defined life and the annual impairment testing and recognition for goodwill and intangible assets. The Group has not yet evaluated the impact of this standard on goodwill recognised under US GAAP. Were an impairment to arise, it could be material.

The following is a summary of the material adjustments to net income which would have been required if US GAAP had been applied not UK GAAP:

	First Quarter	
	2002 £m	**2001 £m**
Net income after exceptionals - UK GAAP		
Continuing operations	39	35
Discontinued operations	-	(11)
	39	24
Adjustments to conform with US GAAP		
Pension expense	(14)	(11)
Capitalisation of interest less amortisation and disposals	-	(1)
Purchase accounting adjustments		
Amortisation of goodwill and intangibles	1	(35)
Disposals and other adjustments	-	(5)
Derivative instruments and hedging activities	(2)	37
Restructuring costs	(2)	(1)
Foreign exchange	-	-
Share compensation expense	(2)	4
Others	3	3
Deferred taxation		
Arising on US GAAP adjustments	8	(16)
	(8)	(25)
Net income after exceptionals - US GAAP		
Continuing operations	31	(1)
Discontinued operations	-	-

IMPERIAL CHEMICAL INDUSTRIES PLC

NOTES

1. Basis of Presentation

The Group's financial statements are prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable accounting standards. The Group's accounting policies conform with UK Generally Accepted Accounting Principles ("UK GAAP"). The main policies are set out in the accounts section of the annual report.

The financial data presented in this document is for the first quarter 2002, being the three months ended 31 March 2002.

References to "Comparable" performance excludes the effect of currency translation differences and the impact of acquisitions and divestments on the results reported by the International Businesses. Performance is measured on a consistent basis over two or more financial periods. Comparable results for both 2002 and 2001 are translated at constant exchange rates, which equate to the annual average exchange rates for 2001, and exclude the results of divested businesses and the impact of acquired businesses from the relevant periods.

2. Basis of segmentation

Segmental data in this statement is analysed as follows:

Continuing Operations comprising the International Businesses (being National Starch, Quest, Performance Specialties and Paints) and Regional & Industrial. The Regional and Industrial segment comprises the Group's Regional businesses (of which the largest operation is the pure terephthalic acid business in Pakistan) and some ongoing residual activity in the UK relating to legacy management.

There were no businesses which became discontinued in 2001 or 2002 in the year to date.

3. Relationship to Statutory Accounts and Audit Status

The financial information included in this document is unaudited and does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985.

The statutory accounts for the year ended 31 December 2000, on which the auditors have given an unqualified opinion, have been filed with the Registrar of Companies. Copies of the Company's 2001 Annual Report and

Accounts and Form 20-F, on which the auditors have provided an unqualified opinion, together with the Annual Review are available at the Company's registered office.

4. Forward looking statements

Certain statements in this press release may be forward-looking statements as that term is defined in the United States Private Securities Litigation Reform Act of 1995.

Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These factors include, among other things, the impact of competitive products and pricing, changes in the price of raw materials, the occurrence of major operational problems, the loss of major customers, limitations imposed by our indebtedness and leverage, a credit downgrade by the ratings agencies, contingent liabilities arising in connection with recently disposed businesses, risks associated with our international operations, risks of litigation and other factors described in our filings with the SEC.

5. Interest Cover

Calculations of interest cover are based on the sum of Group trading profit before goodwill and exceptionals and net associate company income (associate trading profit less associate interest) divided by Group interest cost (excluding associate interest).

6. Earnings before Interest, Tax, Depreciation and Amortisation ("EBITDA")

EBITDA is defined as trading profit before interest, tax, depreciation and goodwill amortisation. Management believe EBITDA and related measures of cash flow serve as important financial indicators, however EBITDA should not be considered in isolation, or as an alternative to operating or net income or cash flows from operating activities, in each case, determined in accordance with UK or US GAAP as appropriate.

7. Trading margin

Trading margin is calculated as trading profit (before goodwill amortisation, exceptionals, interest and share of profits of associates) expressed as a percentage of sales.

8. Effective tax rate

Effective tax rate is calculated as taxation (excluding tax on exceptional items) divided by profit before tax before goodwill amortisation and exceptionals.

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Company	Imperial Chemical Industries PLC
TIDM	ICI
Headline	Director Shareholding
Released	14:53 14 May 2002
Number	8979V

IMPERIAL CHEMICAL INDUSTRIES PLC - NOTIFICATION OF INTERESTS OF DIRECTORS

Impkemix Trustee Limited, the trustee of the Imperial Chemical Industries PLC Employee Benefit Trust, notified the Company on 13 May 2002 that it disposed of 47,672 Ordinary shares in the Company on 13 May 2002 to satisfy the release of shares under the Company's Bonus Conversion Plan.

All the Directors named below are (together with all other employees) potential beneficiaries of the Trust and are therefore treated as interested in the shares held by Impkemix Trustee Limited, the registered holder of the shares, and therefore as a result of the disposal, the Directors' interest in those shares held has been reduced by the number of shares disposed of.

BRENDAN O'NEILL

PAUL DRECHSLER

JOHN McADAM

WILLIAM POWELL

TIMOTHY SCOTT

Following this disposal Impkemix Trustee Limited holds 7,364,413 ICI Ordinary Shares.

This notification is made in accordance with paragraph 16.13 of the Listing Rules.

END

Company website

Company	Imperial Chemical Industries PLC
TIDM	ICI
Headline	Director Shareholding
Released	10:23 16 May 2002
Number	0020W

IMPERIAL CHEMICAL INDUSTRIES PLC - NOTIFICATION OF INTERESTS OF DIRECTORS

Impkemix Trustee Limited, the trustee of the Imperial Chemical Industries PLC Employee Benefit Trust, notified the Company on 15 May 2002 that it disposed of 17,552 Ordinary shares in the Company on 15 May 2002 in connection with the release of shares under the Company's Bonus Conversion Plan.

All the Directors named below are (together with all other employees) potential beneficiaries of the Trust and are therefore treated as interested in the shares held by Impkemix Trustee Limited, the registered holder of the shares, and therefore as a result of the disposal, the Directors' interest in those shares held has been reduced by the number of shares disposed of.

BRENDAN O'NEILL

PAUL DRECHSLER

JOHN McADAM

WILLIAM POWELL

TIMOTHY SCOTT

Following this disposal Impkemix Trustee Limited holds 7,346,861 ICI Ordinary Shares.

This notification is made in accordance with paragraph 16.13 of the Listing Rules.

END

Company website

Full Text Announcement

Company	Imperial Chemical Industries PLC
TIDM	ICI
Headline	QUEST INTERNATIONAL
Released	10:18 17 May 2002
Number	0657W

ICI Statement

ICI's subsidiary, Quest International, is today hosting a meeting for investors and analysts at its Ashford, Kent location in the UK.

At the meeting, management will outline Quest's long term ambitions, including targets of sales growth of 5% per annum and trading profit margins of 18% in 2005.

A copy of the presentation will be available on the ICI website next week.

- ENDS -

END

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Company	Imperial Chemical Industries PLC
TIDM	ICI
Headline	Holding(s) in Company
Released	16:07 20 May 2002
Number	1551W

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of shareholder having a major interest

WELLINGTON MANAGEMENT COMPANY, LLP

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION IS IN RESPECT OF SHAREHOLDER NAMED ABOVE HELD VIA VARIOUS ACCOUNTS

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

WELLINGTON MANAGEMENT COMPANY, LLP 51,315,832 ORDS

5. Number of shares / amount of stock acquired

NOT DISCLOSED

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

-

9. Class of security

ORDINARY SHARES OF £1 EACH

10. Date of transaction

NOT DISCLOSED

11. Date company informed

17 MAY 2002

12. Total holding following this notification

51,315,832 ORDINARY SHARES

13. Total percentage holding of issued class following this notification

4.31%

14. Any additional information

-

15. Name of contact and telephone number for queries

SCOTT IRVINE 020 7009 5258

16. Name and signature of authorised company official responsible for making this notification

SCOTT IRVINE, COMPANY SECRETARIAT MANAGER

Date of notification

20 MAY 2002

END

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Company Imperial Chemical Industries PLC
TIDM ICI
Headline AGM Statement
Released 12:13 28 May 2002
Number 5258W

IMPERIAL CHEMICAL INDUSTRIES PLC

ANNUAL GENERAL MEETING 2002

CHIEF EXECUTIVE'S SPEECH

Thank you Alex, and good morning everyone.

Over the next few minutes I'd like to take you through a brief review of our businesses, touch on how we are doing so far in 2002, and then give you some examples of ICI being, and providing, the vital ingredient.

You are familiar with the structure of the group - our international businesses, National Starch, Quest, Paints and Performance Specialties account for nearly 90% of turnover, and our R&I businesses of ICI India, Pakistan and Argentina, the balance. Let me remind you what they do.

Taking each in turn:

National Starch

National Starch has an immense range of vital ingredients – products that make a difference – supplying customers around the world in markets as diverse as food, healthcare, construction and electronics. Its four divisions are grouped around adhesives, specialty starches, specialty synthetic polymers and electronic and engineering raw materials. It is headquartered in the USA with manufacturing and customer service centres in 37 countries.

National has a turnover of £1.8bn and employs around 10,000 people.

Paints

With some of the world's top paint and decorative product brands, each year more than 50 million households and huge numbers of professional decorators all over the world choose our brands and products to decorate, maintain and repair. Paints has its headquarters here in the UK, around 16,000 employees, manufacturing facilities in 26 countries and a turnover of £2.2bn.

Quest

Quest creates and markets flavours, food ingredients and fragrance concepts and solutions for the fast moving consumer goods industries. It makes vital ingredients for many categories from luxury perfumes and domestic detergents to fun snacks and alcoholic beverages. It has headquarters in the Netherlands and the UK with operations in 38 countries. It has a turnover of £0.7bn and employs just under 5000 people.

Performance Specialties

Performance Specialties concentrates on products which deliver specific effects that influence how customers' products feel or perform. Personal care ingredients, natural and synthetic lubricants, polymers and catalysts are areas of particular expertise. Like Quest, it is headquartered in the Netherlands and has operations in 24 countries. Its turnover is £0.8bn and it employs just over 4000 people.

Regional and Industrial

This grouping includes ICI Argentina, our 51% interest in ICI India and our 76% in ICI Pakistan.

So how have they all been doing?

If I had to sum up our 2001 performance for the Group in one word it would have to be "resilient". We've seen difficult trading environments around the world, with the hoped for economic recovery never materialising.

But despite this we have continued to drive across the Group for sales and profit growth. We have continued with an unrelenting emphasis on new products, new customer wins and growth and expansion of existing customer contracts. This has been accompanied by a strong focus on reducing costs, both in our internal organisation and processes and in the costs of the goods and services we purchase outside.

You've already read how we did last year in the Annual Review, but I would like to just touch on how we are doing in the first quarter this year.

In the first quarter, on a comparable basis, total turnover for our International Businesses was down by only 3% and their profits by only 2%. We achieved good progress in Asia, with 5% like for like growth. We saw an excellent profit performance from both Paints and National Starch, a steady quarter from Quest and a difficult time for Performance Specialties - especially for the divisions supplying to manufacturing industries.

As the quarter progressed we saw performance steadily improving. So, overall, given the economic backdrop, we think the first quarter showed a creditable performance which demonstrates again the quality and resilience of our International Businesses.

But we are, of course, striving for more, and are committed to growth. Our challenging target remains the same – sales growth of 5-7% per annum on average over the long term:

- based on organic growth of 4-5% per annum
- with a further 1-2% growth from small bolt-on acquisitions, assuming we find the right opportunities to genuinely add value.

Let me turn now to some of the key developments in the Group in the last year:

The one closest to home occurred recently when our head office moved from our traditional base on Millbank to our new home in Manchester Square, just north of Oxford Street.

For those in head office it was a very important move - first, because the offices are much more efficient, and cost effective. And second, they meet the needs of what we are today. Suffice to say, the working environment ICI wanted in the1920s, when Millbank was built, is a bit different from today's needs!

So what's happened out there in our businesses around the world?

As you know, we put a real emphasis on our Safety, Health and Environmental performance, and last year we announced Challenge 2005 with stringent objectives that are appropriate to our changed portfolio. I'm pleased to say that we've already made progress toward these, including an accolade for ICI India which has been ranked in a survey as one of India's greenest companies.

In terms of commercial developments there was plenty of good news too.

Superb teamwork between our Paints product developers and Research & Development teams went into launching the new Ralph Lauren collection in the USA which included 28 new products, six lifestyle themes, textured finishes, and supporting tinting systems in under a year.

Our refurbished 'Color Your World' decorative paint outlets won Canada's best customer service award while staff's expert advice to customers helped increase transaction values by 14%.

National Starch launched 'Signature Secrets' - a thickener that means sauces, dressings, soups and gravies are ready in 30 seconds, not 30 minutes. It does not go lumpy, even in cold dishes, keeps its consistency through freezing and thawing. A great recipe for success in the US food service sector, throwing open a new, high-growth market for ICI.

Changing the rules of style: National Starch has unveiled a technology that changes the rules of the hair styling market. 'DynamX' combines long-lasting hold and flexible, natural motion with an elasticity to styles that provides "shape memory". The new generation of products that will be created will change the rules of styling, and open up excellent new market opportunities.

Uniqema's new 'Solaveil Clarus' is an inorganic sun protection product that is totally transparent– an elegant alternative to the heavy, streaky look of a cricketer's sunblock – we wouldn't want our customers looking like the guy on the left!

Quest could be about to revolutionise the global sports drink market! 'Hyprol' is a new generation sports drink ingredient that can halve recovery time after intense exercise. Quest is promoting the product to major sports drinks makers, and it could be on the market as early as next year - aimed at serious and social athletes.

In the continual search for new and exciting fragrances, a team from Quest was the first to capture underwater scent molecules. The team used environmentally friendly 'headspace technology' to capture nature's fragrances in the waters off Madagascar in the Indian Ocean and this year they are off to South America.

One of the aspects of my job that I love is travelling around our ICI world, and meeting the people who make this company what it is. I am always amazed by their focus, enthusiasm and sheer creativity as they meet the business challenges and opportunities. They did very well in a tough environment last year and I know they're up for the challenge to do better still this year. And they do this with an unerring commitment to our role in society and the environment in which we live and work, demonstrated by the fact that Storebrand – a leading Socially Responsible Investment fund – rated us top of our sector for environmental and social performance, qualifying us for investment.

We are taking steps to expand this agenda and embrace sustainable development, with its triple focus of environmental, social and financial performance. We have named Paul Drechsler as ICI's Board Director with responsibility for sustainable development and are developing a programme with objectives and metrics in line with ICI's Sustainable Development policy.

In fact, we're already doing a lot in these areas. Our community and charity commitments matter to our people across the world of ICI. 2001 saw the launch of our commitment to the charity "SENSE", a very special, relatively unsung organisation dedicated to the needs of the deafblind. As ICI's business today is about creating ingredients for products in sight, scent, taste and touch, it was right for us to lend our support to a charity dedicated to helping those with multi-sensory deprivation.

And in the United States, National Starch alone raised $1 million for the community-focused charity, The United Way. Many of our people in the USA volunteered for action in the aftermath of the tragic events of September 11, taking part in the activities from preparing care packages and distributing blankets, to serving in the impromptu food kitchens.

In Asia we have adopted an orphanage in Thailand, providing large numbers of volunteers for a huge redecoration task, inside and out. And in Shanghai, where we just opened a new flavours and fragrances plant, our Quest team have "adopted" 10 under-privileged school children, and are sponsoring them for their entire education – school lunches, medical care and all. And these are just a few of the examples of the voluntary work that makes ICI people vital ingredients in our local communities.

I hope that gives you a flavour of just some of the things we are doing. Before I hand back to Alex, I would just like to echo his earlier sentiment. We are all extremely grateful to our shareholders for your support of the Rights Issue, and are determined to deliver the success that we believe ICI and its shareholders deserve. You have a commitment from everyone on this platform that our focus is on continuing to improve our performance and delivering success for you, our shareholders, and our customers and employees.

And, as Alex has mentioned, I am delighted to say that we have some of our employees here, waiting in the Pickwick Suite to demonstrate some of our vital ingredients to you, and I understand that even the Dulux dog is with us today. My colleagues and I look forward to joining you at the displays later on this morning.

Thank you.

END

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Company	Imperial Chemical Industries PLC
TIDM	ICI
Headline	AGM Statement
Released	12:16 28 May 2002
Number	5261W

IMPERIAL CHEMICAL INDUSTRIES PLC

ANNUAL GENERAL MEETING 2002

CHAIRMAN'S SPEECH

Ladies and Gentlemen,

It is a privilege to be standing here. Obviously I have sat at this table for four of these events now, but this is the first time that I lead the AGM as your Chairman.

I just want to say that when I was asked to take on the Chairmanship of the Group, I was delighted to accept. I have been around ICI for a while now, and I know Brendan O'Neill, Tim Scott and the whole Executive Team quite well and have a very high regard for their abilities.

I thought what I might do is just talk about the big picture that is the backdrop against which ICI has been operating in 2001 and take you through some of my thoughts about the company before Brendan gives you an overview of the business performance and some of our activities around the world.

PAUSE

If we thought the year 2000 was a roller coaster year for global business and economics, 2001 took us on a whole new ride.

We had recession in the US, with Europe following on behind. Latin America in economic turmoil, leading to political instability. Asia holding its own, but knocked back in its key electronics industry. We had business failures - some spectacular ones on both sides of the Atlantic. We had job losses the world over, stock markets in retreat, alarm about pensions, declining interest rates, banking crisis in Japan, and the tragic events of September 11 which, for a while, pushed back all thoughts of economic recovery.

We certainly are living in interesting times.

So how did it feel in ICI against that backdrop? It was tough. Tough markets, tough competition. But I am pleased to tell you that our businesses delivered a very creditable performance. Sales for the year were on a level with the previous year and while profits were down by 11%, in my view, under the circumstances, that's a reassuring performance.

PAUSE

There's no doubt that the big issue of the last few months for us a Group, and for you as our shareholders, has been the rights issue. An action that, when we as a Board weighed up the available alternatives, was unanimously judged to be the right action.

Let me tell you why. We started 2001 with a debt level that was high, but manageable. We were making good progress toward our interest cover targets. But in the nervous economic environment of the end of last year, reflecting US economic slowdown, September 11 and the collapse of Enron, sentiment changed in the debt markets. Very simply, we faced a credit rating down-grade which would have meant a significant increase in the cost of servicing the debt. And we had expected to get money in from the divestment of the remaining shareholding in Huntsman International. That payment was delayed until 2003. The net effect was we had to take action to strengthen the balance sheet.

And I want to thank you for supporting us. We had over 99% support for increasing the share capital and we had over 90% take up of the rights by existing shareholders, with the rump over 3 x subscribed in about an hour.

I know that for some shareholders this was not an easy thing to support. Nobody likes having to get the cheque book out. But we all did.

You have given us your backing and that means that we now have a balance sheet which is substantially stronger than it was at the end of 2001, and that gives us a good platform for growth.

People believe in this company. I believe in this company and as Chairman I am proud to be part of the team which is going to lead ICI forward.

I know this team, they run great businesses, with a focus on improving performance every day, every week of every year. We have been freed from some of the financial constraints of the past few years, and are confident that this company is going places.

PAUSE

Before I hand over to Brendan I just want to give you my thoughts on a few of the issues that you might have questions about.

First, I would like to assure you that we are committed to driving down the debt. The proceeds from the rights issue will be used to pay down debt as it falls due – and will be used for nothing else. Likewise, the proceeds from the sale of Synetix will also be used the same way – to pay down debt.

On the subject of other divestments - there are still a couple of transactions to be completed, PTA Pakistan for example. But I'm sure we all recognise that that particular one is unlikely to happen in the short term with the current political instability of the region.

But we are, to all intents and purposes, now through the transition, and are now well positioned in our world of specialty products and paints.

And just a comment on that strategy. It is the right strategy and we are fully committed to it. We spent longer in transition than perhaps any of us would have wanted, but Rome wasn't built in a day.

We have an excellent, high quality portfolio in our international businesses and are absolutely committed to delivering growth and performance. We have challenging targets for all of them and we are confident that we will, over time, deliver.

And just briefly, a few thoughts on the pension concerns that are dominating the headlines at the moment, and how I see that in the context of ICI.

Some time ago, the ICI UK pension fund trustees switched the majority of the assets out of equities into bonds, so the volatility and vulnerability of the Fund was diminished. The UK fund was slightly under funded at the end of the year, but the company is making top up payments of £30m a year as advised by the independent actuaries of the fund at the last triennial audit in 2000. The actuaries will review the fund again next year, in 2003, and we will be guided by them on what level of contribution ICI will make for that next 3 year cycle.

One other thing I'd like to comment on – US lead paint litigation. I'm pleased to say that in February, Glidden was dismissed from the high profile Rhode Island case and since then has been dismissed from several further cases. As you know Glidden has successfully defended itself over 100 times in the last 12 years, and over this period has not lost a single case, nor paid a cent in settlements. They remain confident that they will ultimately prevail.

PAUSE

I said I'd been around the company for a few years, and knew it quite well. Let me give you just a couple of observations about what makes ICI special in my mind:

We've faced tough times, but we are not afraid of taking the tough decisions. Last year we had to reduce the size of the workforce and rationalise a few, uneconomic manufacturing sites around the world. Unfortunate as that is, it is the practical reality of business today. We are constantly taking out costs at all levels and driving to get the business into the best possible shape we can in terms of efficiency, performance, quality and growth. Continuous improvement is a way of life for ICI in this highly competitive world.

This is a very exciting company. We have fantastic capabilities in science, in consumer understanding, creativity, customer focus, great commercial and manufacturing skills and some of the leading brands in the world. You may not have heard of many of them, because they operate within their specific business or market environment. But you'll know some - Ablestik, Acheson, Dulux, Polycel, Hammerite, Color Your World. They are all ours, as well as literally thousands of other brands in their specialised business environments.

This is a truly global company. Our customers and consumers are all over the world and we manufacture and sell in all parts of the world. That geographic reach not only means we are delivering exactly what our customers and consumers want, the way they want it, where they want it, it also means that it affords the Group a level of protection against the vagaries of economic fluctuation around the world.

For example, in 1998 Asia was down and the US was buoyant. A situation which is reversed today. Our global reach in all regions gives us stability, and we have a tremendous range of products, servicing multiple and diverse end markets. That spread and depth again gives us the broad platform for growing the business.

So, if I sum up my thoughts about ICI, it is a company with a real future and the people you see here and all the members of our teams around the world are the ones who will drive that future success. We have great people creating exciting products in every business, and we'll continue to innovate and be at the leading edge of technology.

Thank you. Now I'm going to turn you over to Brendan who's going to give you an overview of the Group's activities last year.

END

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Company Imperial Chemical Industries PLC
TIDM ICI
Headline AGM Statement
Released 16:25 28 May 2002
Number 5505W

IMPERIAL CHEMICAL INDUSTRIES PLC

Results of

2002 Annual General Meeting

ICI announces that the following Resolutions were passed at the Annual General Meeting of ICI shareholders held on Tuesday, 28th May 2002 and the results of the poll are shown below.

Ordinary Resolutions

1. To receive the Annual Report and Accounts for the year ended 31 December 2001

Votes for:

570,189,360 99.95% (of the shares voted)

Votes against:

289,452 0.05% (of the shares voted)

2. To confirm the first and second interim dividends

Votes for:

573,942,792 99.98% (of the shares voted)

Votes against:

115,439 0.02% (of the shares voted)

3. To re-elect Mr P J Drechsler as a Director

Votes for:

570,170,756 99.44% (of the shares voted)

Votes against:

3,189,179 0.56% (of the shares voted)

4. To re-elect Dr B R O'Neill as a Director

Votes for:

570,077,236 99.43% (of the shares voted)

Votes against:

3,283,274 0.57% (of the shares voted)

5. To re-elect Mr W H Powell as a Director

Votes for:

571,487,592 99.67% (of the shares voted)

Votes against:

1,872,286 0.33% (of the shares voted)

6. To elect Mr A Baan as a Director

Votes for:

566,186,338 98.60% (of the shares voted)

Votes against:

8,066,131 1.40%(of the shares voted)

7. To re-appoint KPMG Audit plc as Auditor and to authorise the Directors to agree their remuneration

Votes for:

563,127,970 97.95% (of the shares voted)

Votes against:

11,774,263 2.05% (of the shares voted)

8. To renew the Directors' general authority to allot shares

Votes for:

571,862,436 99.75% (of the shares voted)

Votes against:

1,454,912 0.25% (of the shares voted)

Special Resolutions

9. To renew the Directors' authority to disapply pre-emption rights

Votes for:

572,014,146 99.34% (of the shares voted)

Votes against:

3,781,986 0.66% (of the shares voted)

10. To renew the Company's authority to purchase its own shares

Votes for:

572,475,852 99.83% (of the shares voted)

Votes against:

984,255 0.17% (of the shares voted)

END

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SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

IMPERIAL CHEMICAL INDUSTRIES PLC
(REGISTRANT)

BY:

(NAME: DEBJANI JASH)
(TITLE : COMPANY SECRETARY)

DATE: 7 JUNE 2002